02045272

FORM 6-K

PE
6/30/02

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June 2002

JUPITERS LIMITED
ACN 010 741 045

9th Floor, Niecon Tower
17 Victoria Avenue
Broadbeach Queensland 4218
Australia

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

JUPITERS LIMITED
(Registrant)

Date: June 2002

By: pu [signature]
Name: Laurence M. Carsley
Title: Chief Financial Officer

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JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

FULL FEDERAL COURT DISMISSES COMPANY'S APPEAL

Today the Full Federal Court of Australia ruled in favour of the Australian Taxation Office to disallow certain rental deductions claimed by the Company in relation to the lease of the Brisbane hotel/casino complex. The ruling follows an appeal by Jupiters of a previous single judge decision of the Federal Court of Australia.

In the Company's financial statements for the six months ended 31 December 2001, a provision of $10 million had been brought to account to cover the possibility of an adverse decision being made as at that date. The financial impact of the above decision on the Statement of Finance Performance to 30 June 2002 is estimated to be a further $2.2 million taking the total cumulative charge after tax to $12.2 million.

The effect of the above decision will also increase income tax expense by a further $2.1 million per annum in each the financial years ending 30 June 2003 and 30 June 2004.

Following consultation with its legal advisers, the Company has decided not to appeal the above decision.

For further information, please contact:
Rob Hines
Managing Director & Chief Executive Officer
Ph: (07) 5584 8900

25 June 2002

Jupiters Limited is a public listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast and Treasury Casino in Brisbane, as well as holding an investment in and the management contract for the Townsville casino. In addition, the Company operates Keno in Queensland and New South Wales, online sportsbetting through Centrebet based in the Northern Territory and provides technology services. Jupiters Limited is based on the Gold Coast, Queensland, has over 19,000 investors in ordinary shares, over 5,100 Jupiters RPS securityholders and employs over 5,200 staff.